Exhibit 99.1

Aurora Mobile Limited Announces Third Quarter 2020

Unaudited Financial Results

SHENZHEN, CHINA, November 25, 2020 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading mobile developer service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial Highlights (SAAS Businesses# only)

•	Revenues were RMB65.6 million (US$9.7 million), an increase of 18% year-over-year.

•	Gross profit was RMB49.0 million (US$7.2 million), an increase of 16% year-over-year.

•	Gross margin was 75%, compared with 76% in the same quarter of 2019.

#	SAAS Businesses include both the Developer Services and Vertical Applications. SAAS Businesses will be the only business remaining starting from the first quarter of 2021.

Third Quarter 2020 Financial Highlights (for the Group as a whole)

•	Revenues were RMB108.6 million (US$16.0 million), a decrease of 46% year-over-year.

•	Cost of revenues was RMB57.5 million (US$8.5 million), a decrease of 60% year-over-year.

•	Gross profit was RMB51.1 million (US$7.5 million), a decrease of 10% year-over-year.

•	Gross margin was 47%, compared with 28% in the same quarter of 2019.

•	Total operating expenses were RMB97.7 million (US$14.4 million), a decrease of 12% year-over-year.

•	Net loss was RMB43.7 million (US$6.4 million), compared with a net loss of RMB31.7 million for the same period last year.

•	Adjusted net loss (non-GAAP) was RMB36.9 million (US$5.4 million), compared with a RMB37.6 million adjusted net loss for the same period last year.

•	Adjusted EBITDA (non-GAAP) was negative RMB22.0 million (US$3.2 million), compared with negative RMB26.0 million for the same period last year.

Third Quarter 2020 Operational Highlights

•

Number of mobile apps utilizing at least one of the Company’s developer services, or the cumulative app installations, increased to approximately 1,645,000 as of September 30, 2020 from approximately 1,386,000 as of September 30, 2019.

•	Number of monthly active unique mobile devices increased to 1.39 billion in September 2020 from 1.34 billion in September 2019.

•	Number of paying customers increased to 2,405 in the third quarter of 2020 from 2,312 in the third quarter of 2019.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “From this quarter forward, we will focus on discussing the performance of the company on “SAAS Businesses” (which include only both the Developer Services and Vertical Applications) basis where we exclude the revenues of Targeted Marketing. We believe this discussion is more relevant and helpful for investors to understand how the underlying SAAS Businesses are performing and driving our future. Beginning with the quarter ending March 31, 2021, we will only have these SAAS Businesses remaining.”

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“On SAAS Businesses basis, total revenue (which includes both the Developer Services and Vertical Applications) grew 18% year-over-year to RMB65.6 million mainly due to the very strong 99% growth in Developer Services, partially offset by the year-over-year decline in vertical applications, which have been impacted by COVID-19. It is worth noting that customer demand for Vertical Applications has gradually recovered since the second quarter of this year, and revenues from Vertical Applications have seen sequential growth for two consecutive quarters. On SAAS Businesses basis, gross profit has also shown solid growth of 16% year-over-year to RMB49.0 million for the quarter ended September 30, 2020, due to the strong performance of Developer Services. Also on SAAS Businesses basis, gross margin for this quarter was 75%; stable year-over-year and quarter-over-quarter.”

“In the third quarter of 2020, we continued to wind down our Targeted Marketing business according to plan. It contributed only 40% of revenue, down from 49% and 73% of revenue in the second quarter of 2020 and the same quarter last year respectively. In terms of total gross profit, its contribution was a mere 4% this quarter, down from 5% and 26% in the second quarter of 2020 and the same quarter last year respectively.”

“In benefiting from the continued strong growth in the high margin SAAS Businesses, and transitioning away from the low margin Targeted Marketing business, on a GAAP basis (which includes Targeted Marketing revenue), our overall Group gross margin was 47% in the third quarter, our highest gross margin ever throughout our operating history, as compared with 28% in the same period of last year and 41% in the prior quarter. We are very pleased with this growing trend in high gross margins over time as we continue shifting our focus to the SAAS Businesses. Following the exit of Targeted Marketing business by the fourth quarter of this year, our business will be 100% contributed by SAAS Businesses beginning 2021. The overall gross margin of the Group is expected to be above 70% by then.”

“In the third quarter, we continued to extensively explore various industry verticals, focusing on helping mobile APP developers with operations, growth and monetization by leveraging our professional, efficient, secure and stable services and great operational analysis capabilities. During the quarter, we launched a one-stop operational platform for APP developers, helping them to improve user engagement, retention, and conversion, as well as achieve greater efficiency, leverage on intelligent user acquisition tools to further refine their operations.”

“Recently, we also signed strategic cooperation agreements with leading platforms across multiple industry verticals such as finance, insurance, weather, internet tools, gaming, fresh food e-commerce, and online education to drive user growth and traffic, and improve user experience. For example, we have already signed agreements with Ping An Bank, Data Center of China Life, Moji Weather, WiFi Masterkey, Lilith Games, Missfresh, and 17zuoye, and other well-known companies.”

Mr. Fei Chen, President of Aurora Mobile, added, “In building on the great momentum from the first and second quarters of this year, our Developer Services were once again the star performer during the quarter. Developer Services generated RMB43.7 million in revenue. This revenue, which includes both the Subscriptions and Value-Added-Services, resulted in an impressive 99% revenue growth year-over-year on the back of a continued increase in the number of paying customers in the Subscription business and strong adoption of our Value-Added-Services. Equally strong was the RMB32.6 million gross profit contribution from Developer Services, which grew by 95% year-over-year.”

“Value-added-Services, which include revenues from JG Alliance services and Advertisement SaaS, had another strong quarterly performance with RMB13.5 million in revenue for the quarter compared to NIL same quarter a year ago. As the app market becomes incrementally competitive and user growth becomes stagnant and costly, there’s urgent need for APP developers to find additional sources to monetize existing user bases. While our Developer Service Subscription business satisfies APP developer’s operational needs, our JG Alliance services help APP developers with their user traffic monetization needs. Recently a number of hero APPs, each with over 10 million DAUs in China, have joined our JG Alliance traffic network. The total number of DAUs within our network exceeded 100 million in the third quarter, reaching a major milestone since we launched the service less than a year ago. Endorsement by these hero apps has proved the great value and market acceptance of our JG Alliance products that help mobile APPs to further monetize their APP traffic.”

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“On the demand side, mini program developers have become the largest traffic consumer of JG Alliance. With the increasingly expansion of the mini program ecosystem, mini program developers are no longer satisfied with limited traffic supply such as those within WeChat, and they urgently need additional external traffic to meet their huge user acquisition needs. Our JG Alliance’s massive traffic resource and innovative advertising formats can effectively meet their user acquisition needs. Therefore, whether it is from the supply side or the demand side, JG Alliance gives us full confidence that this business will become a growth engine to drive our overall growth in the foreseeable future.”

“The combined revenues from Vertical Applications, which include market intelligence, financial risk management and location-based intelligence, increased by 6% from RMB20.7 million sequentially to RMB21.9 million, as business continued to recover for customers who had been previously impacted by COVID-19. In particular, our location-based intelligence business has seen solid growth of 29% quarter-over-quarter driven by a 60% improvement in ARPU.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “We are very pleased that the increased contribution percentage-wise, year-over-year and quarter-over-quarter by Developer Services and Vertical Applications, has pushed our gross margin for the quarter to an all-time high. This historic high gross margin of 47% in Q3 2020 is the result of our commitment and success in investing, growing and executing well on both the Developer Services and Vertical Applications businesses.”

“These solid operating and financial results are also reflected in our balance sheet. With our stringent credit policy and collection effort, accounts receivable turnover days have decreased significantly from 84 days in Q3 2019 to 45 days in Q3 2020. The deferred revenue balance, which represents cash collected in advance from customers, has increased by 29% year-over-year to RMB110 million as of September 30, 2020. Our operating cash flow has now been positive for two consecutive quarters, with cash inflows this quarter of more than RMB30 million. In addition, our cash and cash equivalents, restricted cash and short-term investment balance was at a healthy level of RMB437 million as of September 30, 2020. Thus, we believe we are in a very solid financial position to further invest in and expand our high-margin SAAS Businesses (include Developer Services and Vertical Applications) going forward.”

Third Quarter 2020 Financial Results (for the Group as a whole)

Revenues were RMB108.6 million (US$16.0 million), a decrease of 46% from RMB202.0 million in the same quarter of last year, mainly due to the decrease in revenues from Targeted Marketing which decreased 71% year-over-year as we continued to wind down the Targeted Marketing business. This was partially offset by revenue growth from Developer Services which increased by 99% year-over-year.

Cost of revenues was RMB57.5 million (US$8.5 million), a decrease of 60% from RMB145.1 million in the third quarter of 2019. The decrease was mainly due to a RMB87.0 million decrease in media costs which is in line with reduced revenues from Targeted Marketing business and a RMB0.6 million decrease in personnel cost.

Gross profit was RMB51.1 million (US$7.5 million), a decrease of 10% from RMB56.9 million in the third quarter of 2019, primarily due to the decrease in gross profit from Targeted Marketing business as the Company strategically shifts its focus to Developer Services and Vertical Applications.

Gross margin was at 47%, a historic record high, compared to 28% in the third quarter of 2019, mainly due to our revenue mix shift from low margin Targeted Marketing business to high margin SAAS businesses which includes Developer Services and Vertical Applications.

Total operating expenses were RMB97.7 million (US$14.4 million), a decrease of 12% from RMB111.5 million in the same quarter of last year.

•

Research and development expenses were RMB45.6 million (US$6.7 million), an increase of 5% from RMB43.3 million in the same quarter of last year, mainly due to a RMB2.8 million increase in technical service fees.

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•

Sales and marketing expenses were RMB28.0 million (US$4.1 million), a decrease of 8% from RMB30.5 million in the same quarter of last year, mainly due to a RMB1.4 million decrease in marketing expenses and a RMB1.3 million decrease in personnel costs.

•

General and administrative expenses were RMB24.1 million (US$3.5 million), a decrease of 36% from RMB37.7 million in the same quarter of last year, mainly due to a RMB12.9 million decrease in bad debt allowance and a RMB2.0 million decrease in personnel costs.

Loss from operations was RMB46.6 million (US$6.9 million), compared with RMB54.6 million in the same quarter of last year.

Net Loss was RMB43.7 million (US$6.4 million), compared with RMB31.7 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB36.9 million (US$5.4 million), compared with RMB37.6 million adjusted net loss in the same period of last year.

Adjusted EBITDA (non-GAAP) was negative RMB22.0 million (US$3.2 million), compared with negative RMB26.0 million for the same period of last year.

The cash and cash equivalents, restricted cash and short-term investment increased from RMB431.6 million as of December 31, 2019 to RMB436.6 million (US$64.3 million) as of September 30, 2020.

Business Outlook

Beginning from this quarter, we will start providing the quarterly SAAS Businesses revenue guidance. For the fourth quarter of 2020, the Company expects the SAAS Businesses revenue to be between RMB74 million and RMB78 million, representing quarter-over-quarter growth of approximately 13% to 19%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Update on Share Repurchase

As of September 30, 2020, the Company had repurchased a total of 920,606 ADS. No ADS were repurchased during third quarter of 2020.

Conference Call

The Company will host an earnings conference call on Wednesday, November 25, 2020 at 6:00 a.m. U.S. Eastern Time (7:00 p.m. Hong Kong time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration:

http://apac.directeventreg.com/registration/event/8990716

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Time, December 1, 2020.

The dial-in details for the replay are as follows:

International:	+61 2 8199 0299
U.S. Toll Free:	1-855-452-5696
Passcode:	8990716

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at http://ir.jiguang.cn/.

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Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses three non-GAAP measures, adjusted net loss, adjusted EBITDA and SAAS Businesses revenue, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation and fair value loss/(gain) of long-term investment. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax expense/(benefit), share-based compensation and fair value loss/(gain) of long-term investment. The Company defines SAAS Businesses revenue as the total Group revenue excluding Targeted Marketing revenue.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be impacted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss, adjusted EBITDA and SAAS Businesses revenue is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SaaS-model; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

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About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile developer service provider in China. Aurora Mobile is committed to providing efficient and stable push notification, one-click verification, and APP traffic monetization services to help developers improve operational efficiency, grow and monetize. Meanwhile, Aurora Mobile’s vertical applications have expanded to market intelligence, financial risk management, and location-based intelligence, empowering various industries to improve productivity and optimize decision-making.

For more information, please visit http://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@ChristensenIR.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2020.

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AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine Months ended
	September 30,	June 30,	September 30,		September 30,	September 30,
	2019	2020	2020		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	201,951	130,794	108,601	15,995	723,695	365,619	53,850

Cost of revenues	(145,076)	(77,130)	(57,536)	(8,474)	(527,218)	(219,550)	(32,336)

Gross profit	56,875	53,664	51,065	7,521	196,477	146,069	21,514

Operating expenses
Research and development	(43,295)	(46,977)	(45,623)	(6,720)	(132,302)	(133,994)	(19,735)
Sales and marketing	(30,478)	(26,782)	(27,981)	(4,121)	(88,041)	(79,978)	(11,780)
General and administrative	(37,679)	(25,046)	(24,050)	(3,542)	(80,468)	(75,570)	(11,130)

Total operating expenses	(111,452)	(98,805)	(97,654)	(14,383)	(300,811)	(289,542)	(42,645)

Loss from operations	(54,577)	(45,141)	(46,589)	(6,862)	(104,334)	(143,473)	(21,131)

Foreign exchange (loss) gain, net	499	(31)	(2)	—	495	7	1
Interest income	1,395	1,390	1,568	231	4,966	4,562	672
Interest expense	(2,858)	(2,998)	(2,972)	(438)	(8,213)	(8,903)	(1,311)
Other income	23,308	5,923	4,147	611	35,347	11,594	1,707
Change in fair value of derivative liability/asset	662	421	155	23	2,231	1,075	158

Loss before income taxes	(31,571)	(40,436)	(43,693)	(6,435)	(69,508)	(135,138)	(19,904)

Income tax(expense)/benefit	(162)	—	—	—	(162)	—	—

Net loss	(31,733)	(40,436)	(43,693)	(6,435)	(69,670)	(135,138)	(19,904)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine Months ended
	September 30,	June 30,	September 30,		September 30,	September 30,
	2019	2020	2020		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders	(31,733)	(40,436)	(43,693)	(6,435)	(69,670)	(135,138)	(19,904)

Net loss attributable to common shareholders	(31,733)	(40,436)	(43,693)	(6,435)	(69,670)	(135,138)	(19,904)

Net shares per for, Class A and Class B common shares
Class A Common Shares - basic and diluted	(0.41)	(0.52)	(0.56)	(0.08)	(0.91)	(1.75)	(0.26)
Class B Common Shares - basic and diluted	(0.41)	(0.52)	(0.56)	(0.08)	(0.91)	(1.75)	(0.26)

Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	59,688,158	60,234,587	60,461,343	60,461,343	59,641,495	60,281,670	60,281,670
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189

Other comprehensive loss
Foreign currency translation adjustments	(5,641)	47	2,360	348	(21,903)	1,627	240

Total other comprehensive loss, net of tax	(5,641)	47	2,360	348	(21,903)	1,627	240

Comprehensive loss	(37,374)	(40,389)	(41,333)	(6,087)	(91,573)	(133,511)	(19,664)

Comprehensive loss attributable to Aurora Mobile Limited	(37,374)	(40,389)	(41,333)	(6,087)	(91,573)	(133,511)	(19,664)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	431,459	336,505	49,562
Restricted cash	115	115	17
Derivative assets	—	11	2
Short-term investment	—	100,000	14,728
Accounts receivable	135,417	42,434	6,250
Prepayments and other current assets	86,087	65,111	9,590
Amounts due from related parties	521	505	74

Total current assets	653,599	544,681	80,223

Non-current assets:
Other non-current assets	2,642	4,857	715
Long-term investments	168,637	210,013	30,932
Property and equipment, net	106,235	89,688	13,210
Intangible assets, net	8,810	9,882	1,455

Total non-current assets	286,324	314,440	46,312

Total assets	939,923	859,121	126,535

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	19,996	15,758	2,321

Deferred revenue and customer deposits	77,561	110,096	16,215

Accrued liabilities and other current liabilities	96,277	94,616	13,935
Convertible Notes	—	232,398	34,229
Amounts due to related parties	56	27	4

Total current liabilities	193,890	452,895	66,704

Non-current liabilities:
Other non-current liabilities	64	1,317	194
Deferred revenue	8,150	6,914	1,018
Convertible notes	230,031	—

Total non-current liabilities	238,245	8,231	1,212

Total liabilities	432,135	461,126	67,916

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
Shareholders’ equity

Common shares	48	48	7
Treasury shares	(1,999)	—	—
Additional paid-in capital	956,735	978,453	144,111
Accumulated deficit	(453,359)	(588,496)	(86,676)
Accumulated other comprehensive loss	6,363	7,990	1,177

Total shareholders’ equity	507,788	397,995	58,619

Total liabilities and shareholders’ equity	939,923	859,121	126,535

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,		September 30,	September 30,
	2019	2020	2020		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(31,733)	(40,436)	(43,693)	(6,435)	(69,670)	(135,138)	(19,904)
Add:
Share-based compensation	8,384	8,292	6,835	1,007	34,169	22,946	3,380
Fair value gain of long-term investment	(14,255)	—	—	—	(17,231)	—	—

Adjusted net loss	(37,604)	(32,144)	(36,858)	(5,428)	(52,732)	(112,192)	(16,524)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(31,733)	(40,436)	(43,693)	(6,435)	(69,670)	(135,138)	(19,904)
Add:
Interest expense	2,858	2,998	2,972	438	8,213	8,903	1,311

Depreciation of property and equipment	7,976	9,768	10,770	1,586	21,883	29,418	4,333

Amortization of intangible assets	604	1,094	1,128	166	1,594	3,285	484
Income tax expense	162	—	—	—	162	—	—

EBITDA	(20,133)	(26,576)	(28,823)	(4,245)	(37,818)	(93,532)	(13,776)
Add:
Share-based compensation	8,384	8,292	6,835	1,007	34,169	22,946	3,380
Fair value gain of long-term investment	(14,255)	—	—	—	(17,231)	—	—

Adjusted EBITDA	(26,004)	(18,284)	(21,988)	(3,238)	(20,880)	(70,586)	(10,396)

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	September 30,	June 30,	September 30,
	2019	2020	2020
	RMB	RMB	RMB	US$
Reconciliation of SAAS Businesses Revenue to Total Revenue

Developer Service	21,930	45,775	43,709	6,438
Subscription	21,930	30,724	30,160	4,442
Value-Added Service	—	15,051	13,549	1,996
Vertical Application	33,585	20,711	21,886	3,224

Total SAAS Businesses Revenue	55,515	66,486	65,595	9,662

Add:
Targeted Marketing Revenue	146,436	64,308	43,006	6,333

Total Revenue	201,951	130,794	108,601	15,995

SAAS Businesses Gross Profits[1]	42,231	50,783	48,975	7,213
SAAS Businesses Gross Margin[2]	76.1%	76.4%	74.7%	74.7%

[1]	Our SAAS Businesses Gross Profit is calculated after excluding the Targeted Marketing gross profit (which is calculated as revenue less media cost) from the Group’s total gross profit.
[2]	Our SAAS Businesses Gross Margin is calculated by dividing the SAAS Business Gross Profit by SAAS Business Revenue.

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